SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Service Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   81756X 10 3
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                                 (CUSIP Number)

 Kenneth R. Lehman, 1408 North Abingdon Street, Arlington, Virginia 703.812.5230
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                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                               September 15, 2003
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSONS:

   Kenneth R. Lehman and Joan A. Lehman

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):     NA

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]
         (b) [ ]
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3. FOR SEC USE ONLY

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4. SOURCE OF FUNDS                                               PF, BK and OO

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                     [  ]
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6. CITIZENSHIP USA

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NUMBER OF         (7)      SOLE VOTING POWER                           0

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)      SHARED VOTING POWER                         131,309

OWNED BY          --------------------------------------------------------------

EACH              (9)      SOLE DISPOSITIVE POWER                      0

REPORTING         --------------------------------------------------------------

PERSON WITH       (10)     SHARED DISPOSITIVE POWER                    131,309

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11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                                     131,309

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES                                   [   ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            8.0%

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14. TYPE OF REPORTING PERSON                                           IN

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Item 1.     Security and Issuer

This statement relates to the common stock, par value $0.01 (the "Common Stock") of Service Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 81 Main Street, Medway, MA 02053

Item 2.     Identity and Background

(a) This statement is filed by Kenneth R. Lehman and Joan Abercrombie Lehman (together, the "Reporting Persons"), spouses.

(b) The address of the Reporting Persons is 1408 North Abingdon Street, Arlington, Virginia.

(c)      The Reporting Persons are private investors.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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(f)      The Reporting Persons are United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock identified herein is $1,543,095. The shares of Common Stock were purchased by the Reporting Persons with personal funds, and with funds borrowed from registered broker dealers on such firms' usual terms and conditions (collateralized by margin securities). All or part of the shares of Common Stock owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or, should the Common Stock qualify as margin securities in the future, brokerage firms, as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such loans from bank(s) will bear interest at a rate based upon the prime rate from time to time in effect, and any such loans from registered broker dealers will likely bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction

The purpose of the acquisition of the shares of Common Stock reported herein by the Reporting Persons was for investment, and the shares were not acquired with any purpose of changing or influencing the control of the issuer. In the future, the Reporting Persons intend to engage in discussions with management regarding the issuer's proposed stock benefit plans and other corporate governance matters. In view of such discussions, federal securities laws and regulations may deem the shares of Common Stock reported herein or acquired in the future to be held or acquired for the purpose of changing or influencing the control of the issuer. The Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock at any time. Other than as described above, neither of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons is likely from time to time to review or reconsider their intentions in holding and/or acquiring shares of the issuer's Common Stock, and at such time may formulate a plan or proposal that relates to, or results in, one or more of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of the Schedule 13D, but neither has any present intention to formulate such a plan or proposal.

Item 5.     Interest in Securities of the Issuer

(a) Aggregate number of shares beneficially owned by the Reporting Persons is 131,309, or 8.0% of the Company's outstanding shares. The percentages used herein and the rest of Item 5 assume that there are 1,647,284 shares of Common Stock outstanding, based upon the Company's preliminary proxy statement filed with the SEC on September 9, 2003.

(b) Neither Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of any shares of Common Stock. Each Reporting Person shares the power to vote, direct the vote of, dispose of, or direct the disposition of 131,309 shares of Common Stock.

(c) The Reporting Persons have not acquired any shares of Common Stock within the last sixty days.

(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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Item 7.     Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 15, 2003

/s/ Kenneth R. Lehman

/s/ Joan Abercrombie Lehman